Filed by PepsiAmericas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: PepsiAmericas, Inc.
(Commission File No. 001-15019)
The following is a transcript of a video message to all employees from Chairman and Chief Executive Officer Robert C. Pohlad which was made available on August 4, 2009.
—
Good morning.
Today you woke up to the news that PepsiAmericas’ Board of Directors has accepted PepsiCo’s offer to purchase the remaining outstanding shares of PepsiAmericas.
I wanted to record this message for everyone who helped us build this organization into what it is today.
Today is a big day for PepsiAmericas ... one I hope you view with pride. After all, this deal is happening because you made this organization a success.
When we began the decade, PepsiAmericas was a $1.7 billion company with disparate cultures, processes and technologies. Nine years later, we’ve nearly tripled our size and we are a leader in capability and productivity. None of this could have been accomplished without your hard work and dedication.
Of course, with any change comes some sadness. Like many of you, my wife Becky and I have wondered about the adjustments we would have to make should this day come.
But with an industry like ours — where competition is fierce and our consumers demand innovation — it is crucial that successful businesses anticipate changes in the marketplace ... and take action.

PepsiCo is committed to creating a more flexible, efficient and competitive system in North America. Combining the bottling operations is a first step toward that goal.
I understand it. I respect it. And I agree with it. I know in business, as in life, action breeds confidence. It’s understood — almost universally — that the quickest way to lose is to stand still or follow the status quo. This is not change for change’s sake. This is change with a purpose.
Our management team, our board and I believe this is the right decision at the right time.
Successful companies must take the lead so they can mold the changing marketplace and their prospects for the future.
That’s also where the strength, ingenuity and integrity of every one of you comes into play. If we continue to bring each of those to our jobs over the next several months, we can bring even greater value.
I was reminded of this again last week when we shared our strong second quarter results with analysts and investors.
Despite the activity since PepsiCo made their proposal, we’ve accomplished a great deal. Providing once again, that PepsiAmericas employees around the globe can maintain their focus and deliver our operating plans and that’s exactly what we have to do as we move forward.
I’ve always believed that committed people determine a company’s success, and our greatest asset has always been each of you.
When we first formed PepsiAmericas, our executive team got together and thought about the type of company we wanted to be and the legacy we wanted to achieve. Out of that meeting came a core set of values that we agreed would steer this company from that day forward.
Integrity, Accountability, Teamwork, Passion and Respect — respect that includes diversity and inclusion. These are the values this company is built on. And because you live them, all of you continue to be a part of building PepsiAmericas’ legacy.

My dad kept a short verse on his desk that describes the importance of integrity in business. I have the same one as well, and I printed and framed the words and gave them to my sons years ago.
The statement itself isn’t grand or particularly motivational. In fact, it’s quite simple. But it stands for something much greater. It reads: “Do what’s right. Do what’s expected of you. And always treat others the way you’d like to be treated.”
Look: for the past three months, we have had our world change. And the change that began then will continue and even increase over the coming months. We must continue to practice each of those three principles. We are still PepsiAmericas. Certainly a name. And if we do our jobs, we will continue to be PepsiAmericas in practice. It is our responsibility to our shareholders and our responsibility to each other to continue to build on our success.
I was taught that being successful isn’t so much about mastering existing techniques or processes, it’s about never losing that eagerness to develop new skills and relishing the opportunities that lie ahead.
We all should look back with pride on the accomplishments we realized together and look ahead with determination. Don’t let anything cloud your view.
I’m excited about what can be achieved by bringing these companies together.
The one message that I have repeated more than any other — and I hope you’ve heard it already in my comments — is that each of you is important to the success of PepsiAmericas.
No matter where you are in the organization, you make decisions every day. Those decisions drive our success. Certainly much is changing around us but if you make the decisions in coming days the way you have always made them, our success will continue and your success will continue.
In everything that we’ve set out to do in this company, what has come next has always been better. I believe that will continue to be true.